

Prospectus **November 30, 2009**

ZOOM TECHNOLOGIES, INC.

5,197,663 Shares
Common Stock

This prospectus relates to the public offering of up to 5,197,663 shares of our common stock, par value $0.01 per share, for sale by the selling stockholders named herein for their own accounts. The shares to be sold by the selling stockholders include: (i) 1,245,584 shares of common stock, (ii) up to 620,969 shares of our common stock issuable upon the exercise of a warrant at $6.00 per share, which we refer to as the Series A Warrant, (iii) up to 1,259,326 shares of our common stock issuable upon the exercise of a warrant at $0.01 per share, which we refer to as the Series B Warrant; (iv) up to 629,670 shares of our common stock issuable upon the exercise of a warrant at $6.00 per share, which we refer to as the Series C Warrant; (v) up to 625,313 shares of our common stock issuable upon the exercise of a warrant at $0.01 per share, which we refer to as the Series D Warrant (vi) up to 625,313 shares of our common stock issuable upon the exercise of a warrant at $0.01 per share, which we refer to as the Series E Warrant and (vii) up to 191,488 shares of our common stock issuable upon the exercise of a warrant at $6.00 per share, which we refer to as the Placement Agent Warrants. We collectively refer to the Series A, B, C, D, E and Placement Agent Warrants herein as the "Warrants".

Our common stock is quoted on the Nasdaq Capital Market under the symbol "ZOOM". On November 6, 2009, the closing sales price for our common stock on the Nasdaq Capital Market was $5.35 per share.

To the extent the selling stockholders wish to sell their shares of our common stock as provided for herein, they may offer and sell such shares on a continuous or delayed basis in the future. These sales may be conducted in the open market or in privately negotiated transactions and at market prices, fixed prices or negotiated prices. We will not receive any of the proceeds from the sale of the shares of common stock or any shares of common stock underlying the Warrants, but we may receive funds upon the exercise of the Warrants, if the Warrants are exercised with cash payment. Such proceeds, if any, will be used for working capital and general corporate purposes. Prospective investors should read this prospectus and any amendment or supplement hereto together with additional information described under the heading "Where You Can Find More Information."

Our principal executive offices are located in the People's Republic of China and is located at Gold Lion Holding Ltd., No.6 Zhongguancun South Street, Suite 608, Haidian District, Beijing, China 100086. Telephone number: + 86 10 6212-4080

Investing in our common stock involves a high degree of risk. See the section entitled "Risk Factors" beginning on page 4 and in the documents incorporated by reference herein before you decide to buy our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 30, 2009

TABLE OF CONTENTS

You should rely only upon the information contained in this prospectus and the registration statement of which this prospectus is a part. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. This prospectus is based on information provided by us and other sources that we believe are reliable. We have summarized certain documents and other information in a manner we believe to be accurate, but we refer you to the actual documents for a more complete understanding of what we discuss in this prospectus. In making an investment decision, you must rely on your own examination of our business and the terms of the offering, including the merits and risks involved.

We obtained statistical data, market data and other industry data and forecasts used throughout, or incorporated by reference in, this prospectus from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Similarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information. We have not sought the consent of the sources to refer to their reports appearing or incorporated by reference in this prospectus.

This prospectus contains, or incorporates by reference, trademarks, trade names, service marks and service names of Zoom Technologies, Inc. and other companies.

NOTE ON FORWARD LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this prospectus constitute "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 and releases issued by the SEC and within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). The words "believe," "expect," "anticipate," "intend," "estimate," "plan," "project" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements.

Please see "Risk Factors" for additional risks which could adversely impact our business and financial performance. Moreover, new risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements. All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus. Except to the extent required by applicable laws or rules, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus.

PROSPECTUS SUMMARY

The following summary highlights selected information contained or incorporated by reference in this prospectus. This summary does not contain all of the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the risk factors section as well as the financial statements and the notes to the financial statements incorporated herein by reference.

In this prospectus and any amendment or supplement hereto, unless otherwise indicated, the terms "Zoom Technologies, Inc.", "Zoom", the "Company", "we", "us", and "our" refer and relate to Zoom Technologies, Inc. and its consolidated subsidiaries.

Explanatory Note

On October 16, 2009, Zoom Technologies, Inc. (the "Company") consummated a transaction with certain accredited investors (the "Accredited Investors") pursuant to a Securities Purchase Agreement entered into by the Company and the Investors. The Company raised gross proceeds of ten million five thousand dollars ($10,005,000) and issued to the Accredited Investors an aggregate of (i) 1,241,924 shares of common stock, (ii) 620,969 Series A common stock purchase warrants, (ii) 1,259,326 Series B common stock purchase warrants, (iii) 629,670 Series C common stock purchase warrants, (iv) 625,313 Series D common stock purchase warrants, and (v) 625,313 Series E common stock purchase warrants.

On October 16, 2009, the Company closed on $4,967,696, presenting the purchase price of 1,241,924 shares of common stock at $4.00 per share. The remaining $5,037,304 (representing the amount for the purchase of the Series B warrants at $4.00 per warrant) will be held in an escrow account of Continental Stock Transfer and Trust, and may only be released to the Company upon the Company obtaining the approval of the stockholders to issue the common stock underlying the Warrants at a special meeting of stockholders, to be held on November 17, 2009, pursuant to the requirements of the NASDAQ Stock Exchange. In the event that the stockholders do not approve the transaction by April 16, 2010, the Escrow Agent is required to return such sum to the Accredited Investors.

The Series A, B, and C warrants are exercisable only at such time as approval of the stockholders is obtained at a stockholders meeting. The Series A and C warrants are exercisable for $6.00 per share of common stock. The Series B warrants are exercisable for $0.01 per share. The Series D warrants are exercisable for $0.01 per share (i) only after such time as approval of the stockholders is obtained at a stockholders meeting and (ii) if the Company fails to meet certain performance targets for fiscal year 2009 as follows: If the Company achieves net income (as defined in the warrant) of at least $5,220,000 for the 2009 fiscal year, then the Series D warrants are not exercisable. If the Company achieves at least $4,640,000 but less than $5,220,000 of net income for the 2009 fiscal year, then half of the Series D warrants are exercisable. If the Company achieves net income of less than $4,640,000 for the 2009 fiscal year, then all the Series D warrants are exercisable. The Series E warrants are exercisable for $0.01 per share (i) only after such time as approval of the stockholders is obtained at a stockholders meeting and (ii) if the Company fails to meet certain performance targets for fiscal year 2010 as follows: If the Company achieves adjusted net income (as defined in the warrant) of at least $9,000,000 for the 2010 fiscal year, then the Series E warrants are not be exercisable. If the Company achieves at least $8,000,000 but less than $9,000,000 in adjusted net income for the 2010 fiscal year, then half of the Series E warrants are exercisable. If the Company achieves adjusted net income of less than $8,000,000 for the 2010 fiscal year, then all the Series E warrants are exercisable.

Each of the Warrants may be exercised for cash or cashlessly, and the Series A and C warrants have full-ratchet anti-dilution protection for the life of the warrant, which is five years. The Series B, D and E warrants have full-ratchet anti-dilution protection for 12 months from the closing date, and have weighted average price anti-dilution protection for the remaining life of the warrant.

The Company has agreed to register the shares of common stock issued and issuable upon exercise of the Warrants for resale with the Securities and Exchange Commission. This registration statement is being filed in connection with the registration of these shares.

In connection with the private placement, the Company issued Global Hunters Securities LLC, 191,488 placement agent warrants, exercisable at $6.00 per share for five years.

For further details, please see the Form 8-K filed with the Securities and Exchange Commission on October 21, 2009 and the Securities Purchase Agreement, Registration Rights Agreement, Forms of Warrants, Escrow Agreement, and Voting Agreements, which are attached thereto as exhibits.

Our Company

Zoom, through its wholly-owned holding-company subsidiaries, Gold Lion Holding Limited ("Gold Lion") is the owner of 51.03% of Tianjin Tong Guang Group Digital Communication Co., Ltd., company organized under the laws of the People's Republic of China ("TCB Digital") and 100% of Profit Harvest Corporation Ltd., a company organized under the laws of Hong Kong ("Profit Harvest"). The business of Zoom is the businesses of Gold Lion, which is comprised of the businesses of TCB Digital, Jiangsu Leimone Electronics Co., Ltd. ("Jiangsu Leimone") and Profit Harvest. Profit Harvest serves as sales and marketing arm of TCB Digital, and as such, substantially all of the business of Zoom is generated by the business of TCB Digital. Both TCB Digital and Jiangsu Leimone are in the business of manufacturing, research and development, and sales of electronic components for 3rd generation mobile phones, wireless communication circuitry, GPS equipment, and related software products.

TCB Digital is a high technology enterprise engaging in electronic and telecommunication product design, development, and manufacturing capability and process. TCB Digital started its business in 1999 and was originally set up as an Electronic Manufacturing Service (EMS) factory for mobile phone vendors. TCB Digital was Motorola's first independent outsourcing manufacturing vendor responsible for producing Motorola mobile phones in China. Moreover, TCB Digital was the first EMS factory in China receiving Motorola's International Quality Product and Qualification Certificate. Currently TCB Digital is headquartered in Tianjin, China. TCB Digital has two main business operations, one providing Electronic Manufacturing Service for OEM (Original Equipment Manufacturer) customers and the other designing and producing mobile phone products.

TCB Digital offers high quality and comprehensive EMS to both domestic and global customers including Samsung, Tianyu, CCT, Palm, Danaher, Spreadtrum and SK Telecom. Major products manufactured by TCB Digital include mobile phones, wireless telecommunication modules, digital cameras, cable TV set-up boxes, and GPS equipment. In addition, TCB Digital develops various state-of-art feature mobile phones and smart-phones based on TD-SCDMA, GSM, WCDMA and CDMA technologies. TCB Digital markets its mobile phone products through channel distributors in China and also supply customized mobile phones to China Telecom, one of the major mobile operators in China.

Our principal executive offices are located at No.6 Zhongguancun South Street, Suite 608, Haidian District, Beijing, China 100086. Our telephone number is + 86 10 6212-4080.

The Offering

Outstanding Common Stock	7,456,626 shares of common stock issued and outstanding as of November 10, 2009.
Common Stock Offered	Up to 5,197,663 shares of common stock for sale by the selling stockholders for their own account. These shares include: (i) 1,245,584 shares of common stock, (ii) up to 620,969 shares of our common stock issuable upon the exercise of a warrant, which we refer to as the Series A Warrant, (iii) up to 1,259,326 shares of our common stock issuable upon the exercise of a warrant, which we refer to as the Series B Warrant; (iv) up to 629,670 shares of our common stock issuable upon the exercise of a warrant, which we refer to as the Series C Warrant; (v) up to 625,313 shares of our common stock issuable upon the exercise of a warrant, which we refer to as the Series D Warrant (vi) up to 625,313 shares of our common stock issuable upon the exercise of a warrant, which we refer to as the Series E Warrant; and (vii) up to 191,488 shares of our common stock issuable upon the exercise of a warrant, which we refer to as the Placement Agent Warrants.
Selling Stockholders	The selling stockholders are set forth in the Section entitled "Selling Stockholders" of this prospectus on page 15.
Proceeds	We will not receive any proceeds from the sale of our common stock by the selling stockholders. We would, however, receive proceeds upon the exercise of the Warrants which, if such warrants were exercised in full at their present exercise prices, would be approximately $8,677,858. The selling stockholders are under no obligation to exercise the Warrants. Proceeds, received, if any, from the exercise of the Warrants will be used for general corporate purposes.
Risk Factors	The securities offered hereby involve a high degree of risk. See "Risk Factors."
Nasdaq Capital Market Symbol	ZOOM

RISK FACTORS

In assessing these risks, you should also refer to the other information included in current report, including the consolidated financial statements and the accompanying notes. You should note that Zoom would become a holding company with substantial operations in the PRC. As a result, Zoom would be subject to legal and regulatory environments that differ in many respects from those of the United States. Zoom's business, financial condition or results of operations could be affected materially and adversely by any of the risks discussed below.

Risks Related to Gold Lion's Business

Gold Lion's ownership of businesses, inclusive of TCB Digital, Jiangsu Leimone and Profit Harvest (collectively "Gold Lion Group") including sales, results of operations, and reputation could be materially adversely affected if it fails to efficiently manage its manufacturing operations without interruption, or fails to ensure that its products meet the expectations of its distributors and end-user customers.

Operation of Gold Lion Group requires successful execution of complex manufacturing processes. The disruption of any of these could interrupt its revenue generation and have a material and adverse effect on Gold Lion Group's relationships with distributors and end-user customers, TCB Digital and Jiangsu Leimone's brand names, and its financial performance. TCB Digital and Jiangsu Leimone's manufacturing operations involve raw material and component sourcing from third parties, internal assembly processes, and distribution processes. These operations are modified on a regular basis in an effort to improve manufacturing and distribution efficiency and flexibility. Gold Lion Group may experience difficulties in coordinating its supplies of components and raw materials to meet the demand for its products, increasing or decreasing production at its facilities in response to demand, adopting new manufacturing processes, finding a timely way to develop the best technical solutions for new products, or achieving manufacturing efficiency and flexibility. Gold Lion Group may experience delays in adjusting or upgrading production at its facilities when it introduces new models, delays in expanding manufacturing capacity, failure in its manufacturing processes, or failure by its business partners to adequately perform the services it has outsourced to them, which in turn may have a material adverse effect on Gold Lion Group's sales and results of operations. In addition, a failure or an interruption could occur at any stage of Gold Lion Group's product development, manufacturing and delivery processes, resulting in products not meeting the expectations of its distributors and end customers, which could have a material adverse effect on Gold Lion Group's sales, results of operations, and reputation.

Gold Lion Group's results of operations, particularly its profitability, may be materially adversely affected if it does not successfully manage price erosion and is not able to manage costs related to its products and operations.

Selling price erosion is a characteristic of the mobile handset and electronics industries, and the products offered by Gold Lion Group are subject to natural price erosion over time. If Gold Lion Group is not able to lower its costs at the same rate or faster than this selling price erosion, and to introduce new cost-efficient products with higher prices in a timely manner, as well as manage costs related to its products and operations generally, this will have a material adverse effect on its business and results of operations, particularly its profitability.

Gold Lion Group relies primarily on its distributors for marketing and sale of its products at the provincial and local levels and for after-sales support of its products. Because Gold Lion Group has limited influence over its distributors, it cannot be certain that their marketing and after-sale support

of its products will be adequate to meet Gold Lion Group's sales requirements and to protect Gold Lion Group's brand and reputation.

Gold Lion Group now has distributors and after-sales service centers at the national level, provincial level and municipal level in 31 provinces in China. Gold Lion Group grants its distributors the right to use its brand name and logo when they market Gold Lion Group's products within their respective sales territories or channels and when they provide after-sales support to Gold Lion Group's end-user customers. However, Gold Lion Group's contractual arrangements with its distributors do not provide Gold Lion Group with control over their everyday business activities, and one or more of its distributors may engage in activities that are prohibited under Gold Lion Group's contractual arrangements with them, that violate Peoples' Republic of China ("PRC") laws and regulations governing the mobile handset industry or other PRC laws and regulations generally, or that are otherwise harmful to Gold Lion Group's business or reputation in the industry.

Gold Lion Group maintains inventories of raw materials, components and handsets, and its inventories may decline in value or become obsolete.

The rapid technological change in Gold Lion Group's industry, the short product life cycle of its handsets, its limited forecasting experience and processes, and the competitive nature of its target markets make forecasting Gold Lion Group's future sales and operating results difficult. Gold Lion Group's expense levels are based, in part, on its expectations regarding future sales. In addition, to enable Gold Lion Group to promptly fill orders, it maintains inventories of raw materials, components and handsets. As a result, Gold Lion Group has to commit to considerable costs in advance of anticipated sales. Any significant shortfall of sales may result in Gold Lion Group maintaining higher levels of inventories of raw materials, components, and finished goods than it requires, thereby increasing its risk of inventory obsolescence and corresponding inventory write-downs and write-offs. Gold Lion Group cannot guarantee that such write-downs will be adequate to cover all losses resulting from inventory obsolescence.

Gold Lion Group plans to market its products to countries outside of China, which may subject it to various economic, political, regulatory, legal and foreign exchange risks.

Gold Lion Group currently sells substantially all of its products in China. Gold Lion Group also plans to selectively enter into markets outside China where it identifies an opportunity to sell differentiated products and where it believes it will be able to realize a reasonable return on investment. The marketing, distribution and sale of its mobile handsets overseas exposes Gold Lion Group to a number of risks, including:

- fluctuations in currency exchange rates of the U.S. dollar and other foreign currencies against the Renminbi;

- difficulty in engaging and retaining distributors and agents who are knowledgeable about, and can function effectively in, overseas markets;

- difficulty in designing products that are compatible with communications and product standards in foreign countries, and in attaining the required certifications for those products;

- longer accounts receivable collection periods and greater difficulty in accounts receivable collection;

- increased costs associated with maintaining marketing and sales activities in various countries;

- difficulty and costs relating to compliance with unexpected changes in regulatory requirements and

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different commercial and legal requirements in the jurisdictions in which Gold Lion Group offers its products;

- inability to obtain, maintain or enforce intellectual property rights; and

- changes to import and export regulations, including quotas, tariffs and other trade barriers, delays or difficulties in obtaining export and import licenses, potential foreign exchange controls and repatriation controls on foreign earnings, exchange rate fluctuations, and currency conversion restrictions.

If Gold Lion Group is unable to effectively manage these risks, its ability to conduct or expand its business abroad would be impaired; and this may in turn have a material adverse effect on Gold Lion Group's business, financial condition, results of operations, and prospects.

Gold Lion Group's operating results are difficult to predict and may fluctuate significantly from period to period in the future.

Gold Lion Group's operating results are difficult to predict and may fluctuate significantly from period to period based on a number of factors such as the launch of new products in a given period, the seasonality of its mobile handset sales, the short life-cycle of any given handset model due to rapid technological advances, a possible deterioration of economic conditions in China, and potential changes to the regulation of the mobile handset industry in China. As a result, you may not be able to rely on period-to-period comparisons of Gold Lion Group's operating results as an indication of its future performance. If its revenues for a particular period are lower than Gold Lion Group expects, its may be unable to reduce its fixed costs and operating expenses for that period by a corresponding amount, which would negatively impact its operating results for that period relative to its operating results for other periods.

Gold Lion Group has not applied for patents or registered copyrights for most of its intellectual property; and its failure to adequately protect its intellectual property rights may undermine its competitive position. In addition, litigation to protect Gold Lion Group's intellectual property rights may be costly.

Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Gold Lion Group relies primarily on trade secrets and other contractual restrictions to protect its intellectual property. Gold Lion Group has not applied for patents or registered copyrights in China for most of its inventions, original works of authorship, developments, and improvements relating to the mobile handsets it produces. The actions Gold Lion Group has taken to protect its intellectual property rights may not be adequate to provide it with meaningful protection or commercial advantage. As a result, third parties may use the technologies that it has developed and compete with Gold Lion Group, which could have a material adverse effect on its business, financial condition and operating results.

In addition, policing unauthorized use of proprietary technology can be difficult and expensive. Litigation may be necessary to enforce Gold Lion Group's intellectual property rights and the outcome of any such litigation may not be in Gold Lion Group's favor. Given the relative unpredictability of China's legal system and potential difficulties in enforcing a court judgment in China, there is no guarantee that Gold Lion Group would be able to halt the unauthorized use of its intellectual property through litigation in a timely manner.

Furthermore, any such litigation may be costly and may divert management attention away from Gold Lion Group's business and cause it to expend significant resources. An adverse determination in any such litigation will impair Gold Lion Group's intellectual property rights and may harm its business, prospects and reputation. In addition, Gold Lion Group has no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent it is unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse impact on Gold Lion Group's business, financial condition and results of operations.

Gold Lion Group may be exposed to infringement or misappropriation claims by third parties which, if determined adversely against it, could disrupt its business and subject it to significant liability to third parties, as well as have a material adverse effect on its financial condition and results of operations.

Gold Lion Group's success depends, in large part, on its ability to use and develop its technology, know-how and product designs without infringing upon the intellectual property rights of third parties.

Gold Lion Group's products include increasingly complex technology and, as the amount of such technologies and the number of parties claiming rights continue to increase; the possibility of alleged infringement and related intellectual property claims against it continues to rise. The holders of patents and other intellectual property rights potentially relevant to Gold Lion Group's product offerings may be unknown to Gold Lion Group, or may otherwise make it difficult for Gold Lion Group to acquire a license on commercially acceptable terms. There may also be technologies licensed to and relied on by Gold Lion Group that are subject to infringement or other corresponding allegations or claims by others which could damage its ability to rely on such technologies. In addition, although Gold Lion Group endeavors to ensure that companies that work with it possess appropriate intellectual property rights or licenses, Gold Lion Group cannot fully avoid the risks of intellectual property rights infringement created by suppliers of components used in its products or by companies with which it works in cooperative research and development activities. Since technology standards, including those used and relied on by Gold Lion Group, typically involve intellectual property rights, Gold Lion Group cannot fully avoid risks of a claim for infringement of such rights due to its reliance on such standards. Gold Lion Group believes that the number of third parties declaring their intellectual property to be relevant to these standards - for example, those standards related to 3G mobile communication technologies as well as other advanced mobile communications standards - is increasing, which may increase the likelihood that Gold Lion Group will be subject to such claims in the future. While Gold Lion Group believes that any such intellectual property rights declared and found to be essential to a given standard carry with them an obligation to be licensed on fair, reasonable and non-discriminatory terms, not all intellectual property owners agree on the meaning of that obligation and, thus, costly and time-consuming litigation over such issues may result in the future.

As Gold Lion Group continues to market and sell its products throughout China, and as litigation becomes more common in China, Gold Lion Group may face a higher risk of becoming subject to claims for intellectual property infringement. While Gold Lion Group has not, to date, become subject to these types of claims, it is possible that it may, in the future, become subject to such intellectual property infringement claims. Regardless of whether such claims have merit or are decided in its favor, any such litigation could have a negative impact on Gold Lion Group brand, reputation and ability to conduct its business and sell some or all of its products.

Gold Lion Group's sales and profitability depend on the continued growth of the mobile telecommunications industry, especially in China, and if the mobile telecommunications industry does not grow as Gold Lion Group expects or grows at a slower speed than Gold Lion Group expects, its sales and profitability may be materially adversely affected.

Gold Lion Group derives substantially all of its revenues from sales of mobile handsets in China. The continued development of its business depends, in large part, on continued growth in the mobile telecommunications industry, especially in China, in terms of the number of existing mobile subscribers who upgrade or replace their existing mobile handsets, the number of new subscribers, and increased usage. Although China's wireless telecommunication industry has grown rapidly in the past, and although China government has granted 3G licenses to operators, the wireless telecommunication industry may not continue to grow at the same growth rate in the future or to grow at all.

Furthermore, Gold Lion Group's sales and profitability are also affected by the extent to which there is increasing demand for, and development of, value-added services, leading to opportunities for it to successfully market mobile handsets that feature those services. To a certain extent, Gold Lion Group is dependent on third-party mobile telecommunication operators to successfully introduce these value-added services that encourage end users to upgrade or replace their mobile handsets. For instance, mobile telecommunication operators in China are upgrading their networks to offer 3G wireless telecommunication services, which will lead to increased demand for enhanced wireless value-added services and, therefore, increased demand for mobile handsets with more advanced technologies in China. Therefore, if mobile telecommunication operators are not successful in their attempts to introduce new services, increase the number of subscribers, stimulate increased usage and drive replacement sales, its business and results of operations could be materially adversely affected.

These developments in its industry are, to a large extent, outside of Gold Lion Group's control; and any reduced demand for wireless voice and data services, any other downturn, or other adverse changes in China's wireless telecommunication industry could severely harm its business.

Changes in the regulatory environment for telecommunications systems and services, especially in China, could negatively impact Gold Lion Group's business.

The telecommunications industry in China is heavily regulated, and regulatory changes may affect both Gold Lion Group and its customers. For example, changes in regulations that impose more stringent standards for the production of mobile handsets could adversely affect Gold Lion Group business. Similarly, tariff regulations that affect the pricing of new services offered by mobile telecommunication operators could also affect their ability to invest in network infrastructure, which in turn could affect the sales of Gold Lion Group's mobile handsets. License fees, environmental, health and safety, privacy and other regulatory changes may increase costs and restrict operations of mobile telecommunication network operators and service providers. The indirect impact of such changes could affect Gold Lion Group's business adversely even though the specific regulations may not directly apply to it or its products.

China Ministry of Industry and Information Technology ("MIIT") has broad discretion and authority to regulate all aspects of the telecommunications and information technology industries in China, including managing spectrum, setting mobile handset specifications and standards, approving the adoption of new technologies such as 3G, and drafting laws and regulations. MIIT also determines the forms and types of services that may be offered by telecommunication companies to the public, the rates that are charged to subscribers for those services, and the content of material available in China over wireless services, including Internet content. In addition, China's telecommunication regulatory framework is still at a relatively early stage of development, and prone to directional shifts and major structural changes. The PRC government is in the process of drafting a national telecommunication law, which may include new legislation governing the mobile handset industry. If MIIT sets standards with which Gold Lion Group is unable to comply or which would render Gold Lion Group's products uncompetitive, its ability to sell products could be severely limited, resulting in substantial harm to Gold Lion Group's operations.

Gold Lion Group depends on its key personnel, and its business and growth may be severely disrupted if it loses their services. Gold Lion Group may also have difficulty attracting and retaining qualified management and research and development personnel.

Gold Lion Group's future success depends substantially on the continued services of its key personnel. Gold Lion Group relies on key personnel's experience in the mobile handset manufacturing industry, in similar business operations, in sales and marketing, and on their relationships with Gold Lion Group's shareholders, customers, and suppliers. If Gold Lion Group loses the services of one or more of these key personnel, it may not be able to replace them readily, if at all, with suitable or qualified candidates, and may incur additional expenses to recruit and retain new officers, which could severely disrupt its business and growth.

In addition, if any of these key personnel joins a competitor or forms a competing company, Gold Lion Group may lose some of its customers. Gold Lion Group has entered into employment agreements with each of these key personnel, which contain confidentiality and non-competition provisions. However, if any disputes arise between these key personnel and Gold Lion Group, it is not clear what the court decisions will be and the extent to which these court decisions could be enforced in China, where all of these key personnel reside and hold some of their assets. Furthermore, as Gold Lion Group expects to continue to expand its operations and develop new products, Gold Lion Group will need to continue attracting and retaining experienced management and key research and development personnel.

Competition for management and research and development personnel in the mobile handset market in China is intense, and the availability of suitable and qualified candidates is limited. In particular, Gold Lion Group competes to attract and retain qualified research and development personnel with other mobile handset manufacturers, universities and research institutions. Competition for these individuals could cause Gold Lion Group to offer higher compensation and other benefits in order to attract and retain them, which could have a material adverse effect on Gold Lion Group's financial condition and results of operations. Gold Lion Group may also be unable to attract or retain the personnel necessary to achieve its business objectives, and any failure in this regard could severely disrupt its business and growth.

Fluctuations in exchange rates could adversely affect Gold Lion Group's business.

Because substantially all of its earnings are denominated in Renminbi, any appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect Gold Lion Group's balance sheet position and financial results reported in U.S. dollar terms without giving effect to any underlying change in its business or results of operations. In addition, fluctuations in the exchange rate between the U.S. dollar and the Renminbi would affect the relative purchasing power of Gold Lion Group's U.S. dollar denominated cash assets and the Renminbi value of Gold Lion Group's U.S. dollar denominated bank borrowings. Fluctuations in the exchange rate will also affect the relative value of any dividend Gold Lion Group may issue that will be exchanged into U.S. dollars, and will affect the earnings from and value of any U.S. dollar-denominated investments it makes in the future.

Gold Lion Group's competitive position could decline if it is unable to obtain additional financing to acquire businesses or technologies that are strategic for its success, or otherwise execute its business strategy.

Gold Lion Group believes that its current cash will be sufficient to fund its working capital and capital expenditure requirements for at least the next twelve months. However, Gold Lion Group may need to raise additional funds to support more rapid expansion, respond to competitive pressures, acquire complementary businesses or technologies or respond to unanticipated requirements. Gold Lion Group cannot assure you that additional funding will be available to it in amounts or on terms acceptable to Gold Lion Group. If sufficient funds are not available or are not available on acceptable terms, Gold Lion Group's ability to fund its expansion, take advantage of acquisition opportunities, develop or enhance its services or products, or otherwise respond to competitive pressures would be significantly limited. If appropriate opportunities arise, Gold Lion Group intends to acquire businesses; technologies, services or products that it believes are strategic.

Risks Related to Gold Lion's Industry

If Gold Lion Group cannot keep pace with market changes and produce mobile phones with new technologies and features in a timely and cost-efficient manner to meet its customers' requirements and preferences, the growth and success of its business will be materially adversely affected.

The mobile handset market in China is characterized by changing consumer preferences with respect to style and functionality, increasing demand for new and advanced technologies and features, rapid product obsolescence and price erosion, evolving industry standards, intense competition and wide fluctuations in product supply and demand. If Gold Lion Group cannot keep pace with market changes and produce new mobile handsets in a timely and cost-efficient manner to meet its customers' requirements and preferences, the growth and success of its business will be materially adversely affected.

Gold Lion Group experiences intensive competition from its Electronics Manufacturing Service ("EMS") competitors; Gold Lion Group's failure to maintain its relationship with clients may have material adverse impact on its business and profitability.

In recent years, more and more EMS providers have invested heavily in the northern part of China and particularly in the Bo Hai area where Tianjin city is located. Gold Lion Group's OEM customers are also giving more orders to other EMS providers to balance their need and reduce their risk. Gold Lion Group will attempt to provide better services and higher quality products to attract more customers and reduce its risk from fierce competition.

Competition in mobile phone manufacture and sales is intense. Gold Lion Group's failure to maintain or improve its market position and respond successfully to changes in the competitive landscape may have a material adverse impact on its business and results of operations.

The mobile handset manufacturing industry in China is intensely competitive. Industry participants compete with each other mainly on the basis of the breadth and depth of their product portfolios, price, operational and manufacturing efficiency, technical performance, product features, quality, customer support and brand recognition. Gold Lion Group faces significant competition from a number of competitors, including domestic mobile handset producers such as Bird Ningbo Co., Ltd, Haier Telecom Co. Ltd., , Konka Group Co., Ltd, Lenovo Group Limited, and TCL Communication Technology Holdings Limited,. and a number of large multinational mobile handset producers, such as LG Electronics Ltd., Motorola Inc., Nokia Corporation, Samsung Electronics Co., Ltd., and Sony Ericsson Mobile Communications (China) Co., Ltd.. Many of Gold Lion Group's competitors have longer operating histories, greater name recognition, significantly larger market shares, access to larger customer bases and significantly greater economies of scale and financial, sales and marketing, manufacturing, distribution, technical and other resources than Gold Lion Group does. Some of these competitors have used, and will probably continue to use, more aggressive pricing strategies, greater amounts of sales incentives and subsidies for distributors, retailers and customers, more successful design approaches, and more advanced technologies. In addition, some competitors have chosen to focus on building products based on commercially available components, which may enable them to introduce these products faster and with lower levels of research and development spending than Gold Lion Group. Furthermore, consolidation among the industry participants in China may potentially result in stronger competitors that are better able to compete as end-to-end suppliers as well as competitors who are more specialized in particular areas and geographic markets. This could have a material adverse effect on Gold Lion Group's business, financial condition, results of operations and prospects.

Gold Lion Group may be unable to manage rapid growth and a changing operating environment, which could adversely affect its ability to serve its customers and could harm its business.

Gold Lion Group has experienced rapid growth over the last few years. Gold Lion Group has limited operational, administrative and financial resources, which may be inadequate to sustain its current growth rate. If Gold Lion Group is unable to manage its growth effectively, the quality of its solutions could deteriorate and its business may suffer. As its customer base increases and it enters new end-markets, Gold Lion Group will need to:

- increase its investments in personnel, research and development capabilities, facilities and other operational areas;

- continue training, motivating and retaining its existing employees, and attract and integrate new qualified employees;

- develop and improve its operational, financial, accounting and other internal systems and controls; and

- take enhanced measures to protect any proprietary technology or technological capability it develops.

Any failure to manage Gold Lion Group's growth successfully could distract management's attention and result in its failure to serve its customers and harm its business.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for Gold Lion Group's products and materially adversely affect its competitive position.

Gold Lion Group conducts substantially all of its operations and generates most of its revenues in China. Accordingly, its business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

- the higher level of government involvement;

- the early stage of development of the market-oriented sector of the economy;

- the rapid growth rate;

- the higher level of control over foreign exchange; and

- the allocation of resources.

While the PRC economy has grown significantly since the late 1970s, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on Gold Lion Group. For example, Gold Lion Group's financial condition and results of operations may be adversely affected by government control over the telecommunications industry, capital investments or changes in tax regulations that are applicable to it.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and imposing policies that impact particular industries or companies in different ways. For example, efforts by the PRC government to slow the pace of growth of the PRC economy could result in decreased capital expenditure by mobile telecommunication network operators, which in turn could reduce demand for its products.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of mobile communications investments and expenditures in China, which in turn could lead to a reduction in demand for Gold Lion Group's products and consequently have a material adverse effect on its business and prospects. In particular, any adverse change in the PRC government's policies towards the mobile communications industry may have a material adverse effect on Gold Lion Group's business.

Gold Lion may have difficulty establishing adequate management, legal and financial controls in the PRC.

Most PRC companies historically have been less focused on establishing Western style management and financial reporting concepts and practices, as well as modern banking, computer and other internal control systems, than companies in the U.S. and certain other Western countries. Gold Lion may have difficulty in hiring and retaining a sufficient number of qualified internal control employees to work in the PRC. As a result of these factors, Gold Lion may experience difficulty in establishing management, legal and financial controls, collecting financial data, preparing financial statements, books of account and corporate records, and instituting business practices that meet Western standards.

Section 404 of the Sarbanes-Oxley Act of 2002 will require the Registrant to document and test its internal controls over financial reporting in future periods. Any delays or difficulty in satisfying these requirements could adversely affect its future results of operations and the Registrant's stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 will require the Registrant to document and test the effectiveness of Gold Lion's internal control over financial reporting in accordance with an established internal control framework and to report on its conclusion as to the effectiveness of such internal controls. It may cost more than it expects to comply with these control and procedure-related requirements.

The Registrant may discover in the future areas of internal control that need improvement, particularly with respect to Gold Lion Group or other businesses that it may acquire. The Registrant cannot be certain that any remedial measures it takes will provide adequate internal control over financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm the Registrant's operating results or cause it to fail to meet its reporting obligations. If the Registrant is unable to conclude that it has effective internal control over financial reporting, or if its independent auditors are unable to provide it with an unqualified report regarding the effectiveness of its internal control over financial reporting in future periods as required by Section 404, investors could lose confidence in the reliability of its financial statements, which could result in a decrease in the value of the Registrant's common stock. In addition, failure to comply with Section 404 could potentially subject the Registrant to sanctions or investigations by the SEC or other regulatory authorities.

Risks Related to Our Common Stock

Our stock price is subject to market factors, and your investment in our securities could decline in value.

There has only been a limited public market for our securities and there is a risk that an active trading market in our securities may not be adequately maintained. In addition, the overall market for securities in recent years has experienced extreme price and volume fluctuations that have particularly affected the market prices of many smaller companies. In particular, the market prices of securities of biotechnology and pharmaceutical companies have been extremely volatile, and have experienced fluctuations that often have been unrelated or disproportionate to operating performance of these companies. These broad market fluctuations could result in extreme fluctuations in the price of our securities, which could cause a decline in the value of your securities. These fluctuations, as well as general economic and market conditions, may have a material or adverse effect on the market price of our common stock.

If we cannot meet the NASDAQ Capital Market's continuing listing requirements and NASDAQ rules, NASDAQ may delist our securities, which could negatively affect our company, the price of our securities and your ability to sell our securities.

As of the date of this prospectus, our shares are listed on the NASDAQ Capital Market. In the future, however, we may not be able to meet the listing maintenance requirements of the NASDAQ Capital Market and NASDAQ rules, which require, among other things, minimum stockholders equity of $2.5 million or a minimum market capitalization of $35 million and a majority of "independent" directors on our board of directors. We have been subject to delisting proceedings and comments by NASDAQ in the past. If we are unable to satisfy the NASDAQ criteria for maintaining listing, our securities could again be subject to delisting. Trading, if any, of our securities would thereafter be conducted in the over-the-counter market, in the so-called "pink sheets" or on the OTC Bulletin Board. As a consequence of any such delisting, our stockholders would likely find it more difficult to dispose of, or to obtain accurate quotations as to the prices of our securities.

Shares eligible for future sale may adversely affect the market for our common stock.

Immediately prior to the closing of the sale of equity on October 16, 2009, we have a material number of shares of common stock underlying securities of our company, the future sale of which could depress the price of our publicly-traded stock. As of the date of this prospectus, such securities of our company include (i) 417,875 shares of common stock that are issuable upon exercise of outstanding stock options at a weighted average exercise price of $3.59 per share, and (ii) no outstanding warrants. If and when these securities are exercised into shares of our common stock, our shares outstanding will increase. Such increase in our outstanding securities, and any sales of such shares, could have a material adverse effect on the market for our common stock and the market price of our common stock.

In addition, from time to time, certain of our stockholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act of 1933, as amended, which we refer to herein as the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, after satisfying a six month holding period: (i) affiliated stockholder (or stockholders whose shares are aggregated) may, under certain circumstances, sell within any three month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale and (ii) non-affiliated stockholders may sell without such limitations, provided we are current in our public reporting obligations. Rule 144 also permits the sale of securities by non-affiliates that have satisfied a one year holding period without any limitation or restriction. Any substantial sale of our common stock pursuant to Rule 144 or pursuant to any resale prospectus may have a material adverse effect on the market price of our securities.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of common stock registered hereunder. If and when all of the shares underlying the Warrants are exercised, we may or may not receive the proceeds from the exercise of the Warrants, because the Warrants may be exercised by the selling stockholders cashlessly, by forgoing a number of Warrants in lieu of cash payment. The selling stockholders are under no obligation to exercise the Warrants. If the Warrants are exercised in full for cash consideration, we will receive up to approximately $8,704,434. We expect to use such proceeds, if any, for the continued development of our products and for working capital and general corporate purposes.

SELLING STOCKHOLDERS

Up to 5,197,663 shares of common stock are being offered by this prospectus for sale by the selling stockholders for their own account. These shares include: (i) 1,245,584 shares of common stock, (ii) up to 620,969 shares of our common stock issuable upon the exercise of a warrant, which we refer to as the Series A Warrant, (iii) up to 1,259,326 shares of our common stock issuable upon the exercise of a warrant, which we refer to as the Series B Warrant; (iv) up to 629,670 shares of our common stock issuable upon the exercise of a warrant, which we refer to as the Series C Warrant; (v) up to 625,313 shares of our common stock issuable upon the exercise of a warrant, which we refer to as the Series D Warrant (vi) up to 625,313 shares of our common stock issuable upon the exercise of a warrant, which we refer to as the Series E Warrant and (vii) up to 191,488 shares of our common stock issuable upon the exercise of a warrant, which we refer to as the Placement Agent Warrants. We collectively refer to the Series A, B, C, D, E and Placement Agent Warrants herein as the "Warrants".

As used in this prospectus, the term "selling stockholders" includes the selling stockholders and their respective transferees, assignees, pledgees, donees or other successors.

All proceeds of this offering will be received by the selling stockholders for their own accounts. We may receive proceeds in connection with the exercise of the Warrants and the underlying shares associated with which may, in turn, be sold by the selling stockholders.

The following table sets forth, to our knowledge, information as of the date of this prospectus, regarding beneficial ownership of our common stock by the selling stockholders, both before and immediately after the offering. Actual common stock ownership by the selling stockholders is subject to the exercises of the Warrants, among other factors.

Beneficial ownership is determined in accordance with Rule 13d-3 promulgated by the SEC, and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by the holder and the percentage ownership of the holder, shares of common stock issuable upon conversion of the notes and upon exercise of the warrant held by the holder that are currently convertible or are exercisable or convertible or exercisable within 60 days after the date of the table are deemed outstanding.

The percent of beneficial ownership for the selling stockholders is based on shares of common stock outstanding as of the date of this prospectus. Shares of common stock subject to warrants, options and other convertible securities that are currently exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by a selling stockholder who holds those warrants, options or other convertible securities for the purpose of computing the percentage ownership of that selling stockholder but are not treated as outstanding for the purpose of computing the percentage ownership of any other stockholder.

The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the respective accounts of the selling stockholders. After the date of effectiveness of the registration statement of which this prospectus is a part, the selling stockholders may have sold or transferred, in transactions covered by this prospectus or in transactions exempt from the registration requirements of the Securities Act, some or all of its common stock. Information about the selling stockholders may change over time.

Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, to the extent required by law.

Name and address	Position, Office or Other Material Relationship	Total Number of Shares of common stock Beneficially Owned	Number of Shares to be Offered for the Account of the Selling Stockholder	Number of Shares to be Owned after this Offering	Percentage to be Beneficially Owned after this Offering
Hudson Bay Fund LP c/o Hudson Bay Capital Management LP 120 Broadway, 40th Floor New York, NY 10271	n/a	273,600	273,600	0	*
Hudson Bay Overseas Fund Ltd c/o Hudson Bay Capital Management LP 120 Broadway, 40th Floor New York, NY 10271	n/a	371,832 [1]	486,400	0	*
Cranshire Capital, LP 3100 Dundee Rd, Suite 703 Northbrook, IL 60062	n/a	200,000	200,000	0	*
Iroquois Master Fund Ltd 641 Lexington Ave, 26th Floor New York, NY 10022	n/a	125,001	125,001	0	*
Alder Capital Partners I, LP 1223 Camino Del Mar Del Mar, CA 92014	n/a	300,000	300,000	0	*
David Wang 7575 Pelican Bay Blvd., #1902 Naples, FL 34108	n/a	150,001	150,001	0	*
Excaliber Special Opportunities LP 150 Bloor Street West, Suite 14 Toronto, ON M5S 2X9 Canada	n/a	175,000	175,000	0	*
Silver Rock I, Ltd P.O. Box 213994 Dubai, UAE	n/a	117,502	117,502	0	*
Hermes Partners, LP 1223 Camino Del Mar Del Mar, CA 92014	n/a	30,000	30,000	0	*

Jayhawk Private Equity Fund II, LP 930 Tahoe Blvd., 802-281 Incline Village, NV 89451	n/a	250,001	250,001	0	*
Alpha Capital Anstalt 150 Central Park South, 2nd Fl New York, NY 10019	n/a	150,001	150,001	0	*
The K2 Principal Fund LP CIBC Cage 515-00018-23 161 Bay Street, 10th Floor Toronto, ON M5J 2S8 Canada	n/a	371,832 [1]	470,001	0	*
Keen Focus Fund LP c/o UBS Investment Bank Attn: Anthony Fanciullo 1285 Avenue of the America, 8/Fl New York, NY 10019	n/a	220,001	220,001	0	*
Keen Vision Fund LP c/o UBS Investment Bank Attn: Anthony Fanciullo 1285 Avenue of the America, 8/Fl New York, NY 10019	n/a	371,832 [1]	380,001	0	*
Lakeview Fund, LP 444 N. Michigan Ave, Suite 3500 Chicago, IL 60611	n/a	26,033	26,033	0	*
Lakeview Master Fund, Ltd 444 N. Michigan Ave, Suite 3500 Chicago, IL 60611	n/a	223,968	223,968	0	*
Micro PIPE Fund I, LLC 301 Mission Avenue, Suite 209 Oceanside, CA 92054	n/a	125,001	125,001	0	*
The USX China Fund 5100 Poplar Avenue, Suite 3117 Memphis, TN 38137	n/a	235,001	235,001	0	*
Pergament Multi-Strategy Opportunities, LP 950 Third Avenue, 3rd Floor New York, NY 10014	n/a	200,000	200,000	0	*
SPI Hawaii Investments, LP 650 California Street, Suite 1288 San Francisco, CA 94108	n/a	100,000	100,000	0	*
Richard D. Squires 100 Crescent Court, Suite 450 Dallas, TX 75201	n/a	150,001	150,001	0	*
Valor Capital Management LP 137 Rowayton Avenue, Suite 100 Norwalk, CT 06853	n/a	150,001	150,001	0	*

Whalehaven Capital Fund Ltd 560 Sylvan Avenue, 3rd Floor Englewood Cliffs, NJ 07632	n/a	200,000	200,000	0	*
Hui Pak Kong 2F Golden Mansion 83-85A Chatham Road South Tsimshatsui, Kowloon, Hong Kong	n/a	150,001	150,001	0	*
Quan Huang Room 701, 7th Floor, Bldg 26 No.9 Dian Zi Yi Lu Xi Duan Yan Ta District Xi An, Shaanxi Province China 710065	n/a	115,000	115,000	0	*
Troutman Sanders LLP The Chrysler Building 405 Lexington Avenue New York, NY 10174-0700	n/a, was formerly counsel to the Company	3,660	3,660	0	*
Global Hunters Securities LLC 400 Poydras Street, Suite 1510 New Orleans, Louisiana 70130	Placement Agent for the Company's private placement	191,488	191,488	0	*
TOTAL		4,976,756	5,197,663		

*   Less that 1%

(1) The Warrants are not exercisable to the extent exercise of such would give the selling stockholder beneficial ownership of more than 4.99% of the Company's outstanding stock, unless the selling stockholder provides 61 days prior written notice to amend such exercise restriction. As such, the beneficial ownership of such selling stockholder is equal to 371,832 shares, which represents 4.99% of the Company's outstanding common stock on the date of this prospectus.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees or donees selling shares received from such selling stockholders, and the successors-in-interest of the selling stockholders, may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

- privately negotiated transactions;

- broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

- a combination of any such methods of sale; and

- any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and therefore they will be subject to the prospectus delivery requirements of the Securities Act. In such event, any commissions received by such brokers-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. To our knowledge and based upon information we received from the selling stockholders: (i) the selling stockholders do not have any agreement or understanding, directly or indirectly, with any person to distribute the shares of common stock and (ii) the selling stockholders have not received any of the securities registered hereby as underwriting compensation. We are also not aware of any underwriting plan or agreement, underwriters' or dealers' compensation, or passive market making or stabilizing transactions involving the purchase or distribution of these securities.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. To the extent required, we will amend or supplement this prospectus to disclose material arrangements regarding the plan of distribution. To comply with the securities laws of certain jurisdictions, registered or licensed brokers or dealers may need to offer or sell the shares offered by this prospectus. The applicable rules and regulations under the Exchange Act may limit any person engaged in a distribution of the shares of common stock covered by this prospectus in its ability to engage in market activities with respect to such shares. The selling stockholder, for example, will be subject to applicable provisions of the Exchange Act and the rules and regulations under it, which provisions may limit the timing of purchases and sales of any shares of common stock by the selling stockholder.

LEGAL MATTERS

The validity of the securities being offered herein has been passed upon for us by Ellenoff Grossman & Schole LLP, New York, New York.

EXPERTS

The consolidated financial statements as of and for each of the two years in the period ended December 31, 2007 and December 31, 2008, incorporated in this prospectus by reference from our Current Report on Form 8-K filed with the SEC on September 28, 2009 have been audited, by Goldman Parks Kurland Mohidin LLP, our independent registered public accounting firm, as stated in their report incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

All documents filed by the registrant after the date of filing the initial registration statement on Form S-3 of which this prospectus forms a part and prior to the effectiveness of such registration statement pursuant to Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of such documents. In addition, the documents we are incorporating by reference as of the date hereof are as follows:

- our Current Report on Form 8-K as filed with the SEC on September 28, 2009 which contained historical financial statements of the accounting acquirer; and our Current Reports on Form 8-K as filed with the SEC on October 2, 2009 and as amended on October 23, 2009; and October 21, 2009;

- our definitive Proxy Statement (Schedule 14A) for our Special Shareholders' Meeting filed with the SEC on August 6, 2009; and definitive Proxy Statement for our Special Shareholders' Meeting filed with the SEC on November 5, 2009;

- the description of our common stock contained in our Form 8-A filed on March 4, 2002, and as it may be further amended from time to time, under the caption "Description of Capital Stock"; and

- all documents that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the filing of a post-effective amendment to this registration statement that indicates that all securities offered under this prospectus have been sold, or that deregisters all securities then remaining unsold, will be deemed to be incorporated in this registration statement by reference and to be a part hereof from the date of filing of such documents.

Any statement contained in a document we incorporate by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Securities and Exchange Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of these filings at no cost (other than exhibits unless such exhibits are specifically incorporated by reference) by writing or telephoning us at the following address and telephone number:


Zoom Technologies, Inc.
c/o Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, NY   10017
(703) 720-0333


You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.


WHERE YOU CAN FIND MORE INFORMATION


We have filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered by this prospectus. This prospectus is part of that registration statement and does not contain all the information included in the registration statement. For further information with respect to our common stock and us, you should refer to the registration statement, its exhibits and the material incorporated by reference therein. Portions of the exhibits have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts or other documents filed as an exhibit to the registration statement, and these statements are hereby qualified in their entirety by reference to the contract or document. The registration statement may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549 and the Regional Offices at the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 233 Broadway, New York, New York 10279. Copies of those filings can be obtained from the Commission's Public Reference Section, Judiciary Plaza, 100 F Fifth Street, N.E., Washington, D.C. 20549 at prescribed rates and may also be obtained from the web site that the Securities and Exchange Commission maintains at http://www.sec.gov. You may also call the Commission at 1-800-SEC-0330 for more information. We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Commission's public reference room in Washington, D.C. You can request copies of those documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES LAW VIOLATIONS

Our certificate of incorporation provides that all our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted under the Delaware General Corporation Law, provided that they acted in good faith and that they reasoned their conduct or action was in, or not opposed to, the best interest of our company. Our Bylaws provide for indemnification of our officers, directors and others who become a party to an action on our behalf by us to the fullest extent not prohibited under the Delaware General Corporation Law. Further, we maintain officer and director liability insurance. However, insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Additional risks and uncertainties not presently known or that are currently deemed immaterial may also impair our business operations. The risks and uncertainties described in this document and other risks and uncertainties which we may face in the future will have a greater impact on those who purchase our common stock. These purchasers will purchase our common stock at the market price or at a privately negotiated price and will run the risk of losing their entire investment.

ZOOM TECHNOLOGIES, INC.

5,197,663 shares
common stock

_____

PROSPECTUS
_____

November 30, 2009